SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

GLOBAL IMAGING SYSTEMS, INC.

(Name of Subject Company)

GLOBAL IMAGING SYSTEMS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

37934A100

(CUSIP Number of Class of Securities)

Thomas S. Johnson

Chairman and Chief Executive Officer

Global Imaging Systems, Inc.

3820 Northdale Boulevard, Suite 200A

Tampa, Florida 33624

(813) 960-5508

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Joseph L. Johnson III, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109-2881 (617) 570-1000	J. Hovey Kemp, Esq. Goodwin Procter LLP 901 New York Avenue, NW Washington, DC 20001 (202) 346-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a)	Name and Address.

The name of the subject company is Global Imaging Systems, Inc., a Delaware corporation (the “Company”), and the address of the principal executive offices of the Company is 3820 Northdale Boulevard, Suite 200A, Tampa, Florida 33624. The telephone number of the principal executive offices of the Company is (813) 960-5508.

(b)	Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.01 per share (the “Company Common Stock”). As of April 3, 2007, there were 50,398,560 shares of the Company Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

(a)	Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above.

(b)	Tender Offer.

This Schedule 14D-9 relates to the tender offer by RG Acquisition I Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Xerox Corporation, a New York corporation (“Xerox”) to purchase all of the outstanding shares of the Company Common Stock (“Shares”), at a purchase price of $29.00 per Share (the “Offer Price”), net to the selling stockholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 4, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Xerox and Purchaser with the Securities and Exchange Commission on April 4, 2007.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 1, 2007, by and among Xerox, Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) as a wholly-owned subsidiary of Xerox. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned by the Company, Xerox or Purchaser, and Shares held by stockholders who have perfected their statutory dissenters’ rights of appraisal under Section 262 of the DGCL) will be automatically converted into the right to receive an amount in cash, without interest thereon and less any required withholding taxes, equal to $29.00 per Share (the “Merger Consideration”). The Merger Agreement is summarized in Section 11 of the Offer to Purchase.

Xerox has formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of each of Xerox and Purchaser are located at 800 Long Ridge Road, P.O. Box 1600, Stamford, Connecticut 06904.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 and in the Company’s Proxy Statement in Schedule 14A filed with the SEC on July 12, 2006, as incorporated in this Schedule 14D-9 by reference, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Xerox, Purchaser or their respective executive officers, directors or affiliates.

(a)	Arrangements with Current Executive Officers and Directors of the Company.

In considering the recommendation of the board of directors of the Company (the “Company Board” or “Company’s Board of Directors”) as set forth in Item 4 below, the Company’s stockholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger, which are described below, which may present them with certain potential conflicts of interest. The Company Board is aware of these potential conflicts and considered them along with the other factors described in this Item 3 and Item 4 below.

Director and Officer Indemnification and Insurance.

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between a corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its amended and restated certificate of incorporation (the “Charter”), a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted under Delaware law, as it now exists or may in the future be amended. In addition, the Charter provides that the Company’s directors will not be personally liable for monetary damages to the Company or its stockholders for breaches of their fiduciary duty as directors, except (a) for any breach of the director’s duty of loyalty to the Company or the Company’s stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for any liability under Section 174 of the DGCL (unlawful payment of dividends or unlawful stock purchases or redemptions) and (d) for any transaction in which the director derives an improper benefit. In addition, the by-laws of the Company (the “Bylaws”) provide that the Company (and any successor to the Company by merger or otherwise) is required to indemnify and hold harmless its directors and officers to the fullest extent authorized by the DGCL, as it now exists or may in the future be amended, against any and all expenses, judgments, fines, ERISA, taxes, penalties and amounts reasonably paid in settlement, to any person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether by or in the right of the Company or otherwise, by reason of the fact that he or she is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or executive officer of another corporation, partnership, joint venture, limited liability company, trust or other enterprise, including service with respect to an employee benefit plan. Expenses for the defense of any action for which indemnification may be available may be advanced by the Company under certain circumstances. The Company maintains liability insurance which insures the Company’s directors and officers against certain losses and insures the Company with respect to its obligations to indemnify its directors and officers.

The Company also has entered into indemnification agreements with each of its directors which provide that the Company is required to indemnify and hold harmless each of its directors to the fullest extent authorized or permitted by the provisions of the Bylaws and the DGCL. This description of the indemnification agreements entered into between the Company and each of its directors is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(2) hereto, which is incorporated herein by reference.

Pursuant to the Merger Agreement, Xerox has agreed, unless required by law, not to cause a change in the Charter or Bylaws of the Surviving Corporation as in effect as of the date of the Merger Agreement in a manner that would materially and adversely affect the rights of indemnification or exculpation thereunder in favor of the individuals who at the date that the Shares are accepted for payment pursuant to the Offer (the “Acceptance Date”) were directors or officers of the Company until expiration of the applicable statute of limitations. In addition, the Merger Agreement provides that Xerox will cause the Surviving Corporation to honor the obligations of the Company to comply with the indemnification and exculpation provisions under the Charter, Bylaws and all indemnification agreements in effect as of the date of the Merger Agreement between the Company and any of its directors until expiration of the applicable statute of limitations.

The Merger Agreement further provides that at or prior to the Effective Time, the Company will purchase a “tail” directors’ and officers’ liability insurance policy for its directors and officers that will provide the Company’s directors and officers with coverage for six years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favorable to the insured persons than the coverage provided in the directors’ and officers’ liability insurance policy presently maintained by the Company, so long as the aggregate cost is not greater than 350% of the annual premium paid by the Company for such existing insurance.

Current Executive Agreements

Thomas Johnson, Michael Shea, Peter Shoemaker, Raymond Schilling, Paul Schulman, Daniel Cooper, Lawrence Paine, Michael Moore, Todd Johnson, Cecil McClary and Craig Storts, each of whom is an executive officer of the Company, previously entered into an executive employment agreement with the Company (the “Executive Agreements”) which provides that during the one-year period following a “change in control” of the Company, the executive officer is permitted to terminate employment for any reason and receive severance payments and benefits, as described below. The consummation of the Offer will constitute a “change in control” under each Executive Agreement, as Purchaser will have acquired more than 50% of the voting power of the Company. In connection with the execution of the Merger Agreement, Messrs. Thomas Johnson, Shea, Shoemaker, Schilling, Schulman, Cooper, Paine and Moore entered into retention agreements (the “Retention Agreements”) with Xerox pursuant to which they agreed to waive their rights to terminate employment and receive severance during the one-year period following consummation of the Offer in exchange for the opportunity to receive certain retention payments and other compensation, as described in more detail below under “Executive Retention Arrangements”.

The following is a summary of the key terms of the Executive Agreements. In the case of Messrs. Thomas Johnson, Shea, Shoemaker, Schilling, Schulman, Cooper, Paine and Moore, their rights to severance described below have been waived in consideration for their rights under the Retention Agreements. In the case of Messrs. Todd Johnson, McClary and Storts, the following summary is a description of the terms that, as of the date of this Schedule 14D-9, are expected to apply to them following the consummation of the Offer. The following summary of the Executive Agreements does not purport to be complete and is qualified in its entirety by reference to the Executive Agreements, which are filed as exhibits hereto and are incorporated herein by reference.

Change in Control Severance. If the executive officer terminates his employment for any reason during the one-year period following a change in control of the Company, the executive officer would be eligible for severance benefits equal to (i) continuation of a percentage of base salary for a period of 24 months following termination and (ii) continued medical and dental coverage for 24 months following termination of employment (except for Mr. McClary, who is eligible for continued healthcare coverage for him and his spouse until each reaches age 65). During that period, Mr. Thomas Johnson would be eligible for 200% of base salary, Messrs. Schilling and Shoemaker would be eligible for 160% of base salary, Mr. Shea would be eligible for 150% of base salary and Messrs. Todd Johnson, Paine, McClary, Moore, Schulman, Cooper and Storts would be eligible for 100% of base salary. In order to be entitled to severance benefits, the executive officers (other than Messrs. Thomas Johnson, Schilling, Shea and Shoemaker) would be required to execute a waiver and release of claims in favor of the Company. In addition, the Executive Agreements with each of Messrs. Todd Johnson, Paine, Moore, Schulman, Cooper and Storts also provide for payment of a pro rata bonus if the executive officer is employed less than 365 days during a fiscal year and the executive officer is terminated under circumstances entitling the executive officer to severance (including a voluntary termination during the one-year period following a change in control).

The following table shows the amount of potential cash severance payable to each executive officer who has not entered into a Retention Agreement waiving the right to severance and the estimated value of continuing health and dental benefits for 24 months following termination of employment, based on compensation and benefit levels in effect on the date of this Schedule 14D-9, assuming the executive officer’s employment terminates under circumstances that entitle him to severance immediately following the consummation of the Offer.

Name	Cash Severance	Continued Medical/ Dental
Todd Johnson	$480,000	$24,000
Cecil McClary	$400,000	$84,000
Craig Storts	$266,000	$24,000

Annual Bonus. The Executive Agreements provide that, during the term of the agreement, the executive officer will be eligible for an annual bonus, as determined by the Company’s Board of Directors, of up to a maximum amount equal to (i) 150% of base salary, in the case of Mr. Thomas Johnson, (ii) 115% of base salary, in the case of Messrs. Shea, Shoemaker, Schilling, Schulman, Cooper, Paine, Moore, Todd Johnson and McClary, and (iii) 50% of base salary, in the case of Mr. Storts.

Car Allowance. Pursuant to the Executive Agreements, each executive officer is entitled to a monthly stipend for the lease of an automobile and related expenses in an amount equal to (i) $1,500 in the case of Mr. Thomas Johnson, and (ii) $1,200 in the case of Messrs. Shea, Shoemaker, Schilling, Schulman, Cooper, Paine, Moore, Todd Johnson, McClary and Storts.

Equity Grants. Each of Messrs. Thomas Johnson, Shea, Schilling, Shoemaker, Schulman, Cooper and Todd Johnson is also eligible for an automatic grant of equity-based awards of the Company on April 1 of each year, which is the first day of the Company’s fiscal year. For a description of the grants made to these executive officers on April 2, 2007, see “Fiscal Year 2008 Equity Grants” set forth below. Each executive officer has agreed, contingent on the closing of the Merger, to waive his rights to any future equity-based awards with respect to the Company.

Restrictive Covenants. Each executive officer, other than Mr. McClary, is subject to non-competition and non-solicitation provisions that apply for a period following termination of employment with the Company equal to (i) up to four years, in the case of Messrs. Thomas Johnson and Schilling, (ii) up to three years, in the case of Messrs. Shea and Shoemaker and (iii) two years, in the case of Messrs. Schulman, Cooper, Paine, Moore, Todd Johnson and Storts.

Section 280G. The Executive Agreements with Messrs. Thomas Johnson and Schilling provide that if any payments to the executive officer pursuant to the Executive Agreement or otherwise would be subject to the excise tax imposed as a result of Section 280G of the Internal Revenue Code (the “Code”), the aggregate payments to the executive officer that are considered “parachute payments” for purposes of Section 280G of the Code will be reduced if the executive officer would be in a better after-tax position as a result of the reduction.

New Executive Agreements with Messrs. Moore, Paine and McClary

The Company entered into a new Executive Agreement with Mr. Moore on February 1, 2007, and with each of Messrs. Paine and McClary on April 1, 2007. Each executive officer had previously been a party to an Executive Agreement with the Company prior to entry into the new Executive Agreements. The new Executive Agreements were not entered into in anticipation of the Merger.

Pursuant to the new Executive Agreements, each executive officer received a base salary increase, each executive officer’s maximum bonus percentage was increased from 50% of base salary to 115% of base salary, and each executive officer’s car allowance was increased from $900 per month to $1,200 per month. In addition, Mr. Moore’s severance was increased to 24 months of continued base salary and continued health and dental benefits in the event of a termination of his employment within one year following a change in control, as described above. Mr. Moore’s previous Executive Agreement did not contain provisions relating to entitlement to severance in the event of a change in control of the Company but did provide for severance equal to 12 months of continued base salary and continued health and dental benefits in the event of the termination of his employment under certain circumstances.

Fiscal Year 2008 Equity Grants

Pursuant to their Executive Agreements, each of Messrs. Thomas Johnson, Shea, Shoemaker, Schilling, Schulman, Cooper and Todd Johnson is eligible for a grant of equity-based awards of the Company on April 1 of each year, which is the first day of the Company’s fiscal year. In addition, pursuant to the Company’s compensation policy for non-employee directors, which was adopted by the Company Board on February 10, 2005, on April 1 of each year, each non-employee director of the Company is entitled to receive, at the director’s election, a grant of either 10,000 stock options or a grant of 4,000 stock options and 2,000 Shares of restricted stock.

On April 2, 2007, the Company granted stock options and Shares of restricted stock in accordance with the terms of the Executive Agreements and its compensation policy for non-employee directors. Upon the closing of the Merger, these stock options and restricted shares will be treated in the same manner as all other stock options and restricted shares that are outstanding on that date, as described in more detail below under “Stock Options and Unvested Restricted Shares”. The stock options were granted at an exercise price equal to $29.00 per share, which is the value of the Merger Consideration. Pursuant to the Merger Agreement, at the Effective Time, all outstanding stock options will be canceled in exchange for a cash payment equal to the excess (if any) of $29.00 per share over the option’s per share exercise price. Accordingly, the stock options granted on April 2, 2007, are expected to be canceled for no consideration at the Effective Time.

The following table shows the number of stock options and Shares of restricted stock granted to each executive officer and director on April 2, 2007. Other than the grants listed below, no grants were made to any officer, director or employee of the Company on April 2, 2007, and pursuant to the Merger Agreement, no such grants are permitted to be made prior to the closing of the Merger.

Executive Officers

Name	Stock Options	Restricted Shares
Thomas Johnson	80,000	40,000
Michael Shea	40,000
Raymond Schilling	20,000	10,000
Peter Shoemaker	20,000	10,000
Daniel Cooper	20,000
Paul Schulman	20,000
Todd Johnson	20,000

Directors

Name	Stock Options	Restricted Shares
Mark Harris	4,000	2,000
Daniel Hendrix	4,000	2,000
Eric McCarthey	4,000	2,000
Edward Patrone	4,000	2,000
Edward Smith	4,000	2,000
Lazane Smith	4,000	2,000

Fiscal Year-End 2007 Bonuses

The Merger Agreement generally restricts the Company’s ability to pay bonuses prior to the closing of the Merger. However, the Company is permitted to pay bonuses to its employees, including the executive officers, for the fiscal year ended March 31, 2007 in the amount of up to $20,000,000. In general, the bonuses must be paid in the ordinary course of business consistent with past practice based on achievements of performance goals under the relevant cash incentive plan of the Company and are not permitted to exceed the maximum bonus amounts set forth in any employee benefit plan or employment agreement. However, the Company is permitted to deviate from these guidelines in order to reward an employee (including any executive officer) for extraordinary performance, as long as it would not result in a decrease in the amount that would otherwise be payable to any other employee.

(b)	Arrangements with Purchaser and Xerox.

Merger Agreement.

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference to provide information regarding its terms.

The Merger Agreement contains representations and warranties that the Company, Xerox and Purchaser made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties. Moreover, some of those representations and warranties may not be accurate or complete as of any specific date, may be subject to a standard of materiality provided for in the Merger Agreement or may have been used for the purpose of allocating risk among the Company, Xerox and Purchaser rather than establishing matters as facts.

Mutual Nondisclosure Agreement.

The Company and Xerox entered into a mutual nondisclosure agreement, dated February 15, 2007, in connection with the consideration of a possible negotiated transaction involving the Company. Under the mutual nondisclosure agreement, the parties agreed, subject to certain exceptions, to keep confidential any non-public information concerning the Company and agreed to certain “standstill” provisions for the protection of the Company. This summary of the mutual nondisclosure agreement does not purport to be complete and is qualified in its entirety by reference to the mutual nondisclosure agreement which is filed as Exhibit (e)(25) hereto and is incorporated herein by reference.

Stock Options and Unvested Restricted Shares.

Pursuant to the Merger Agreement, all outstanding and unexercised stock options of the Company, whether vested or unvested, will become fully exercisable and may be exercised before the Effective Time as set forth in the Company’s 2001 Amended and Restated Stock Option Plan, the 2004 Omnibus Long-Term Incentive Plan and the Amended and Restated 1998 Stock Option and Incentive Plan (the “Company Stock Plans”), as applicable. At the Effective Time, each stock option outstanding immediately prior to the Effective Time shall be canceled and the holder shall become entitled to receive a single lump-sum cash payment equal to the product of (A) the number of Shares subject to such stock option (and not previously exercised) and (B) the excess, if any, of the Merger Consideration over the exercise price per Share of such stock option.

Pursuant to the Merger Agreement, at the Effective Time, all outstanding Shares of restricted stock granted under the Company Stock Plans shall immediately vest and the restrictions associated therewith shall automatically be deemed waived at the Effective Time, and each Share of restricted stock will be canceled and converted into the right to receive the Merger Consideration.

The following table shows the amount in cash that each executive officer and director is expected to receive, based on equity awards held as of the date of this Schedule 14D-9, as a result of the cash-out of all stock options and Shares of restricted stock held by such individual upon the Effective Time. The amounts in the following table include amounts attributable to the grants made on April 2, 2007.

Executive Officers

Name	Stock Options	Restricted Shares
Thomas Johnson	$8,478,400	$4,495,000
Michael Shea	$2,917,000	$1,740,000
Raymond Schilling	$4,754,003	$1,812,500
Peter Shoemaker	$3,818,950	$1,957,500
Daniel Cooper	$997,530	$580,000
Paul Schulman	$854,525	$580,000
Todd Johnson	$1,883,205	$580,000
Lawrence Paine	$451,340	—
Michael Moore	$662,420	$290,000
Cecil McClary	$632,688	—
Craig Storts	$973,234	—

Directors

Name	Stock Options	Restricted Shares
Mark Harris	$395,104	$174,000
Daniel Hendrix	$803,710	$174,000
Eric McCarthey	$406,150	$174,000
Edward Patrone	$1,330,206	$174,000
Edward Smith	$298,860	$174,000
Lazane Smith	$422,370	$174,000

Executive Retention Arrangements

In order to provide certain executive officers with an incentive to remain with the Company following the closing of the Merger, on March 31, 2007, Xerox entered into Retention Agreements with Messrs. Thomas Johnson, Shea, Shoemaker, Schilling, Schulman, Cooper, Paine and Moore (the “Retention Executives”). The key terms of the Retention Agreements are described below. The following summary of the Retention Agreements does not purport to be complete and is qualified in its entirety by reference to the Retention Agreements, which are filed as exhibits hereto and are incorporated herein by reference.

Waiver. Pursuant to the Retention Agreements, the Retention Executives waived their rights to (i) any severance, termination and change in control benefits and to the payment of any bonus (other than with respect to the guaranteed 2007 bonus, as described below), (ii) grants of Company Shares or Company equity-based awards, (iii) an automobile allowance pursuant to the Executive Agreements and (iv) a maximum bonus level under the Executive Agreements.

Restrictive Covenants. The Retention Executives acknowledged and affirmed their obligations with respect to confidentiality, invention assignment, non-competition and non-solicitation pursuant to the Executive Agreements. The non-competition and non-solicitation provisions apply during the two-year period following the termination of employment with the Company or Xerox.

Base Salaries. Pursuant to the Retention Agreements, Messrs. Shea, Shoemaker, Cooper, Schulman, Paine and Moore were entitled to increases in their base salaries from the levels provided for under the Executive

Agreements. In addition, following the closing of the Merger, each Retention Executive’s car allowance will be included in base salary.

Guaranteed 2007 Bonus. Following the closing of the Merger, the Retention Executives will remain covered by the Company’s annual incentive plan for the remainder of calendar year 2007. The bonus payments for the Retention Executives for calendar year 2007 are guaranteed at the same levels (expressed as a percentage of base salary) as for fiscal year 2006, except that the guaranteed percentages for each of Messrs. Paine and Moore will be increased to 104%. Bonuses will be determined based on the Retention Executives’ new base salaries. The maximum bonus percentages will remain the same as under the Executive Agreements. The bonuses will be pro-rated from April 1, 2007 through December 31, 2007. The Retention Executives are required to remain employed until December 31, 2007 in order to receive payment, except that if a Retention Executive’s employment is terminated by the Company or Xerox without “cause” (as defined in the Executive Agreement), by the Retention Executive for “good reason” (as defined in the Retention Agreement) or as a result of death or disability, the Retention Executive will receive a prorated payment for the period of employment. The guaranteed bonus percentages for the Retention Executives for 2007 will be (i) 140% of base salary for Mr. Thomas Johnson and (ii) 104% of base salary for each of Messrs. Shea, Schilling, Shoemaker, Schulman, Cooper, Paine and Moore.

2008 Bonus. For 2008, bonus payments for the Retention Executives will be based on pre-established performance goals determined by Xerox in consultation with the Company.

Inducement Payments. Provided that each Retention Executive remains employed by the Company or Xerox for the required period following the Effective Time, the Retention Executive will be eligible to receive a lump-sum cash payment (the “Inducement Payment”) from Xerox in an amount equal to the value of the change in control severance payments that would otherwise have been payable under his Executive Agreement. In the case of Messrs. Shea, Schulman, Cooper, Paine and Moore, the required period is for three years following the closing of the Merger. For Messrs. Thomas Johnson, Schilling and Shoemaker, the required period is until December 31, 2008. A Retention Executive will be entitled to the Inducement Payment if, prior to the end of the required period, his employment is terminated by the Company without “cause” (as defined in the Executive Agreement), by the Retention Executive for “good reason” (as defined in the Retention Agreement) or as a result of death or disability.

Restricted Stock Unit Grant. Each Retention Executive, other than Messrs. Thomas Johnson, Schilling and Shoemaker, will be entitled to a grant of Xerox restricted stock units (“RSUs”) within five business days of the closing of the Merger. The value of the RSU grant will be equal to one year’s base salary for each Retention Executive. The value of the RSUs will be determined based on the closing price of Xerox’s stock on the grant date. The RSUs will vest on the third anniversary of the grant date and are subject to pro-rata vesting if the Retention Executive is terminated without “cause” (as defined in the RSU award agreement) or as a result of disability, and will vest in full in the event of the Retention Executive’s death.

The table below shows the value of the guaranteed 2007 bonus, the Inducement Payment and the RSU grant for each Retention Executive.

Name	Guaranteed 2007 Bonus	Inducement Payment	RSU Value on Date of Grant
Thomas Johnson	$666,750	$2,540,000	None
Michael Shea	$416,832	$1,603,200	$534,400
Peter Shoemaker	$342,732	$1,406,080	None
Ray Schilling	$299,832	$1,230,080	None
Paul Schulman	$284,232	$728,800	$364,400
Daniel Cooper	$284,232	$728,800	$364,400
Lawrence Paine	$214,032	$548,800	$274,400
Michael Moore	$245,232	$628,800	$314,400

Senior Advisor Arrangements. The Retention Agreements with Messrs. Thomas Johnson and Schilling provide that the executive officer’s role with the Company will be reduced beginning on January 1, 2009. For a period of five years thereafter, each executive officer will serve as a senior advisor to the Company. During that period, Mr. Thomas Johnson will be paid an annual salary of $300,000, and Mr. Schilling will be paid an annual salary of $150,000. Each will be entitled to continued health and dental benefits but will not be entitled to any bonuses, retirement benefits or other compensation or benefits. The non-competition and non-solicitation provisions set forth in the Executive Agreements will apply to each executive officer during the five-year period and for a two-year period thereafter. Each executive officer’s employment is expected to terminate automatically on December 31, 2013.

Section 280G. The Retention Agreements provide that if any payments to the Retention Officer pursuant to the Retention Agreement or otherwise would be subject to the excise tax imposed by Section 280G of the Code, the aggregate payments to the Retention Executive that are considered “parachute payments” for purposes of Section 280G of the Code will be reduced if the Retention Executive would be in a better after-tax position as a result of the reduction.

Section 409A. The Retention Agreements provide that, to the extent required by Section 409A of the Code, any payments pursuant to the Retention Agreements will be delayed for six months following termination of employment. In addition, Xerox is permitted to amend the Retention Agreements without the consent of the Retention Executives solely to the extent necessary to comply with Section 409A of the Code.

Post-Closing Employee Benefit Arrangements.

The Merger Agreement provides that, through December 31, 2007, Xerox will cause the Company (as the Surviving Corporation in the Merger) to maintain the compensation levels, including base salary, annual cash incentive opportunities (but not particular historic levels of achievement), retirement, health and welfare benefits, but not any stock-based benefits, for the employees of the Company who remain employed after the Effective Time at levels which are, in the aggregate, comparable to those in effect for such employees on the date that the Merger Agreement was entered into. Xerox shall have sole discretion with respect to the determination as to whether or when to terminate, merge or continue any employee benefit plans and programs of the Company; provided, however, that Xerox shall continue to maintain the Company’s 401(k) Retirement Plan and group welfare benefit plans until the employees of the Company are permitted to participate in the corresponding similar plans of Xerox or its subsidiaries. Continuing employees of the Company will be credited for service with the Company or its subsidiaries under applicable employee benefits plans of Xerox. Employees do not have third-party beneficiary rights under the Merger Agreement.

Item 4. The Solicitation or Recommendation.

(a) Recommendation of the Board of Directors. At a meeting of the Company’s Board of Directors held on March 31, 2007, the Company Board unanimously: (i) determined and declared that the Merger Agreement, the Offer and the Merger and the other transactions contemplated thereby are advisable, and in the best interests of the Company and its stockholders, (ii) approved the Offer and the Merger in accordance with the DGCL, (iii) approved the Merger Agreement and (iv) recommended that the Company’s stockholders accept the Offer, tender their shares of Company Common Stock into the Offer and, if required by applicable law, adopt the Merger Agreement. Based on the foregoing, the Company’s Board of Directors hereby recommends that the Company’s stockholders accept the Offer, tender their Shares under the Offer to Purchase and, if necessary, approve the Merger and the Merger Agreement.

A copy of the letter to the Company’s stockholders communicating the Company Board’s recommendation is filed as Exhibit (a)(1) to this Schedule 14D-9 and is incorporated herein by reference.

(b)	Background and Reasons for the Company Board of Directors’ Recommendation.

Background of the Offer.

Since its initial public offering in 1998, the Company’s Board of Directors has considered a variety of means for enhancing shareholder value. The Company’s primary growth strategy has been to acquire businesses in the Company’s industry and organize them into a network of core companies in larger markets with corresponding satellite businesses. Since its founding in 1994, the Company has acquired over 85 businesses, building a network of 21 core companies and numerous satellite companies. From time to time, the Company Board has considered other ways to enhance shareholder value, including potential sale transactions, potential acquisitions of larger companies in the Company’s industry, and alternative growth strategies as an independent entity. At many of the Company’s regularly scheduled Board meetings, the Company Board reviewed the Company’s short and long-term business strategies as well as market trends in the industry and the challenges confronting the Company in attaining its strategic objectives.

From time to time, the Company’s senior management team has had discussions with third parties, including certain copier manufacturers which supply equipment to the Company and its customers, about the possibility of pursuing potential business combinations or strategic transactions. Thomas S. Johnson, the Chairman and Chief Executive Officer of the Company, kept the Company’s Board of Directors generally apprised of such discussions. In addition, from time to time, the Company Board proactively explored additional strategies, as in 2001, when the Company retained an investment bank to explore whether certain copier manufacturers with whom the Company did significant business would be interested in a strategic combination. Those inquiries did not yield any material results. Similarly, in 2005, the Company engaged in preliminary discussions with a major international copier manufacturer about joining forces to make a large U.S. acquisition in the industry; however, it was ultimately concluded that such a transaction was not in the best interest of either party.

During the last couple of years, the Company’s management has been concerned that certain equipment manufacturers which supply products to the Company’s customers may transition to a direct sales and service relationship with such customers and has discussed these concerns with the Company Board. In early 2006, in response to this and other risks to the Company’s business and the Company Board’s belief that the Company’s stock price did not reflect fully the value of the Company’s existing franchise and future prospects, the Company’s management team and the Company Board again explored certain strategic alternatives and invited several investment banks to review the Company’s market position and advise it on alternative strategies. Among the possibilities considered were a strategic sale of the Company, a leveraged recapitalization, a leveraged buyout of the Company by a financial sponsor or private equity firm, and a sizeable acquisition by the Company. Although the Company’s management held meetings with certain industry participants and several private equity firms, informal discussions regarding a price range were not satisfactory and these discussions were terminated. The Company Board also studied the advantages and disadvantages of a potential leveraged recapitalization, but concluded that the pro forma value of any such transaction to stockholders was not compelling. Instead, after considering these other options, the Company Board approved a series of steps aimed at enhancing shareholder value, including the following: (i) in May 2006, the Company Board approved a stock repurchase program authorizing the Company to repurchase up to $150 million of the Company’s common stock over a three-year period; (ii) in May 2006, the Company Board approved a two-for-one stock split of the Company’s common stock which was paid in the form of a stock dividend in August 2006; (iii) in May 2006, the Company Board approved a call of the Company’s outstanding convertible notes; and (iv) effective June 29, 2006, the Company refinanced its senior secured debt facility and entered into a new senior secured credit agreement with a syndicate of banks which provided greater flexibility with respect to terms and covenants and established lower interest rates for its borrowings going forward.

In early November, 2006, Mr. Johnson was contacted by John E. McDermott, Corporate Vice President and Chief Information Officer of Xerox. In a telephone call on November 9, 2006, Messrs. Johnson and McDermott discussed their companies’ respective strategic views regarding the office technology solutions industry, current and potential future market trends and the future opportunities and challenges facing the office technology solutions industry. Mr. McDermott followed up that discussion by suggesting that a meeting of the two companies should be scheduled so that Xerox could present its ideas regarding (i) a potential distribution relationship between Xerox and the Company regarding Xerox’s printer-centric multi-function products and (ii) certain other document management services and solutions strategies that might be of mutual interest.

On January 5, 2007, a group of Xerox executives, including Mr. McDermott and James A. Firestone, Senior Vice President and President of Xerox North America, met with a team of the Company’s senior executives at the Company’s headquarters in Tampa, Florida. Xerox presented information about their printer line, and the parties explored the potential distribution relationship. Following the meeting, the Company informed Xerox it was open to continuing to discuss a distribution arrangement regarding the entire Xerox product line of copiers, printers, and other office technology solutions.

On January 8, 2007, Mr. McDermott and Mr. Johnson spoke again by telephone. Mr. McDermott indicated that he and Xerox’s Chief Financial Officer, Larry Zimmerman, were interested in having a conference call with Mr. Johnson to discuss a matter of mutual strategic interest. Mr. Johnson returned Mr. McDermott’s call. As a result of this conversation, a subsequent call with Mr. Zimmerman was scheduled for January 19, 2007.

On January 19, 2007, Messrs. Johnson, McDermott and Zimmerman had a telephone conversation during which, for the first time in the discussions between Xerox and the Company, the Xerox representatives asked whether the Company would be interested in discussing an acquisition proposal. Mr. Johnson indicated that he would be willing to engage in further discussions on the subject, and a meeting was set for January 30, 2007 between Messrs. Johnson and Zimmerman.

On January 30, 2007, Messrs. Zimmerman and McDermott met with Mr. Johnson. The Xerox representatives and Mr. Johnson engaged in a discussion of industry trends. Mr. Zimmerman indicated that Xerox was interested in pursuing an acquisition of the Company. Mr. Johnson indicated that he would discuss the subject with the Company’s Board of Directors and his senior management team.

At a regularly scheduled Company Board meeting held on February 6, 2007, Mr. Johnson reported his conversations with Xerox to the Company Board and management’s preliminary views on a possible acquisition of the Company by Xerox. This meeting was held in Tampa, and all members of the Company Board were in attendance (eight in person and one by telephone). After discussion, the Company Board instructed Mr. Johnson to proceed with his preliminary discussions with Xerox and also suspended the Company’s ongoing stock repurchase program.

On February 15, 2007, the Company and Xerox executed a Mutual Non-Disclosure Agreement with an effective date of February 12, 2007.

On February 23, 2007, representatives of Xerox and the Company met to continue discussions regarding the potential transaction. In addition, on that day, a special telephonic meeting of the Company Board was held where Mr. Johnson provided an update on the discussions with Xerox and the Company management’s views on the potential advantages and disadvantages of a business combination of the Company and Xerox. This telephonic Company Board meeting was attended by all of the Company Board members. The Company Board engaged in general discussions around the strategic reasons to pursue such a business combination, as well as the potential advantages and disadvantages of discussing a potential transaction with other parties. The Company Board also discussed potential disruptions to the Company’s business should such a “market check” be pursued or if a transaction was announced. The Company Board also discussed the potential price range for the Company’s stock in such a transaction. The Company Board also instructed management to engage a financial advisor to assist it in the potential transaction and, if so advised by such advisors, to properly explore other strategic alternatives as well. The Company Board discussed engaging Wachovia Capital Markets, LLC

(“Wachovia Securities”), which had long acted as the Company’s principal financial advisor, and Morgan Stanley & Co. Incorporated (“Morgan Stanley”), which had been one of the investment banks with whom the Company communicated when it was considering strategic alternatives in early 2006.

On February 28, 2007, the Company Board again held a brief telephonic special meeting attended by seven of the nine directors. Mr. Johnson updated the Company Board on developments with Xerox. He also reported that the Company had entered into discussions with Morgan Stanley and Wachovia Securities to act as its financial advisors in connection with the potential transaction, and that he was working with the banks in regard to the Company’s discussions with Xerox.

On March 7, 2007, Messrs. Johnson and Zimmerman met for dinner and discussed the potential strategic combination of the two companies. During the course of that conversation, Mr. Zimmerman expressed Xerox’s interest in pursuing an all-cash acquisition of the Company at a price with a premium range of 10% to 30% over the current stock price. Mr. Johnson stated that, based on prior discussions with the Company Board, such a price level was not compelling from the Company’s standpoint. After further discussion, Mr. Zimmerman ultimately indicated that he would support Xerox making a bid at $28 per share, subject to satisfactory completion of due diligence. Mr. Johnson indicated that a $28 per share price was sufficient for him to take the offer to the Company Board.

On March 8, 2007, a sizeable group of Xerox management personnel met in Tampa with senior Company executives, dividing into functional workshops to discuss the potential issues that might arise in a business combination. During lunch that day, Mr. Zimmerman and Anne M. Mulcahy, Xerox’s Chairman and Chief Executive Officer (who was in Florida for other purposes), met with Mr. Johnson and his senior management staff. That evening, a group dinner was attended by most of the senior management of both companies.

Commencing on March 9, 2007, a series of conference calls were held between Goldman, Sachs & Co., financial advisor to Parent (“Goldman Sachs”), and Morgan Stanley and Wachovia Securities regarding the financial performance and condition of Seller and valuation frameworks and perspectives.

On March 14, 2007, the Company held a special meeting of its Board of Directors in Atlanta, and all of the Company Board members were present in person with the exception of one management director who attended by telephone. This meeting was also attended by representatives of Morgan Stanley and Wachovia Securities and Goodwin Procter LLP, counsel to the Company. The Company Board received an update from Mr. Johnson regarding the Company’s discussions with Xerox, including Mr. Zimmerman’s indication of a price of $28 per share. Goodwin Procter explained the Company Board’s fiduciary duties in connection with the proposed transaction with Xerox. The Company Board discussed with its advisors the implications of the Company’s consideration of the Xerox offer in light of the fact that the Company was not actively looking to engage in a sale or other strategic transaction. In addition, the Company Board and the Company’s counsel discussed issues related to the potential disruption to the Company’s business if a deal with Xerox were to be announced. These included the desire to shorten the period during which the Company might be at risk in terms of such market disruptions by structuring the transaction as a tender offer followed by a merger, with limited closing conditions. This form was also viewed as providing somewhat greater certainty of closing to the transaction under the circumstances. In addition, the Board and its advisors discussed the desire to negotiate for a low break-up fee, and an extended tender offer period in order to enhance the ability for any interested third parties to bid for the Company during the pendency of Xerox’s offer.

Representatives of Morgan Stanley and Wachovia Securities then reviewed and discussed certain preliminary financial analyses regarding the Company and Xerox’s preliminary indication of a price of $28 per share. This review included certain strategic alternatives available to the Company, including the pursuit of (i) a standalone strategy (i.e., where the Company would continue to execute management’s current strategic plan); (ii) a strategic sale; (iii) a leveraged recapitalization; (iv) a leveraged buyout; and (v) a sizeable acquisition. The Company’s financial advisors also discussed other potential strategic acquirers.

The Company Board considered and discussed the preliminary financial analysis of Morgan Stanley and Wachovia Securities, the Company’s previous preliminary discussions with several private equity firms regarding their possible interest in acquiring the Company, and the Company’s prior discussions with several potential strategic buyers. The Company Board and its advisors also discussed whether other specific potential strategic acquirors would likely pursue a transaction given their current strategic focus. The Company Board also discussed the likely risk of leaks that might arise from any market check within the industry and the significant loss of the Company’s business which could result from these leaks. Based on the foregoing discussion, the Company Board concluded that engaging in a pre-signing market check was unlikely to result in a proposal superior to the Xerox proposal, but would create a significant risk of long-term disruption to the Company’s business if such a transaction were not to occur.

The members of the Company Board agreed that the offer price proposed by Xerox appeared to provide substantial value for the Company’s stockholders and could well exceed the potential share price growth that otherwise would likely be achieved over a significant period of time, particularly in light of the execution risks in the Company’s industry. However, given the perceived strategic value and market penetration opportunities that would be available to Xerox if the potential tender offer and merger were consummated, the Board and its advisors agreed to not accept the $28 per share proposal and to instead counterpropose a $31 per share price.

Following the Company’s March 14, 2007 Board meeting, Morgan Stanley and Wachovia Securities informed Xerox’s financial advisor, Goldman Sachs, that the Company Board had agreed to not accept the $28 per share proposal and to instead counterpropose a $31 per share price. On March 18, 2007, Xerox and Goldman Sachs held a financial diligence telephone call with Raymond Schilling, the Company’s Chief Financial Officer. On March 20, 2007, Goldman Sachs was provided a current set of financial projections prepared by the Company. Discussions among the investment bankers reached an impasse, as no agreement as to valuation parameters could be reached. As a result of this apparent standstill, Messrs. Johnson and Zimmerman agreed to meet in Tampa on March 22, 2007.

A special meeting of the Company Board was convened telephonically on the morning of March 22, 2007, the day of the scheduled meeting between Messrs. Johnson and Zimmerman, in order to discuss the strategy for such meeting. Seven of the Company’s nine directors were in attendance on the call. The Company Board also agreed to reconvene later that afternoon to hear a report from Mr. Johnson as to his discussions with Mr. Zimmerman.

Messrs. Johnson and Mr. Zimmerman met on March 22, 2007. Messrs. Johnson and Zimmerman engaged in price negotiations. The negotiations concluded with an agreement on a $29 per share price, subject to completion of a definitive merger agreement and each company’s board of directors approval.

A special meeting of the Company Board was convened telephonically following the meeting of Messrs. Johnson and Zimmerman on the evening of March 22, 2007. All of the Company’s directors attended this call, as well as representatives of Morgan Stanley, Wachovia Securities and Goodwin Procter LLP, the Company’s legal counsel. The Company Board discussed the pros and cons of moving forward with Xerox at the $29 per share price, including discussion which considered the transaction in light of the fact that the Company had not engaged in a formal market check in advance of deciding to pursue the potential combination with Xerox. The Company Board and its financials advisors and counsel discussed again certain key features of any merger agreement should it agree to be acquired by Xerox. The Company Board also discussed the tender offer structure of the transaction, and focused on the issue of Xerox’s closing conditions and the circumstances under which a material adverse change in the Company’s business could allow Xerox not to consummate the merger transaction.

During this meeting, the Company Board considered whether it was appropriate and timely to provide Mr. Johnson with the authority to commence negotiation of definitive transaction documentation based upon a $29 per share price. Mr. Johnson stated that he felt strongly, based on his discussions with Mr. Zimmerman, that the $29 per share was Xerox’s best offer. At this juncture, representatives of Morgan Stanley and Wachovia Securities joined the call and indicated that Goldman Sachs had been vigorously attempting to lower the Company’s price expectations. At the end of this discussion, it was agreed by the Company Board that the $29 per share should be confirmed to Xerox as being acceptable to the Company Board if the definitive transaction documents appropriately addressed the substantive concerns of the Company Board concerning timing, certainty to close, the ability to respond to and ultimately accept a superior proposal, and similar issues. Mr. Johnson was instructed to inform Mr. Zimmerman accordingly, which he did.

On March 23, 2007, Goodwin Procter distributed the first draft of a proposed Merger Agreement to, and began the process of negotiating the Merger Agreement with, Xerox’s legal counsel, Cravath, Swaine & Moore LLP.

Over the course of the next five days, the parties’ respective management teams and legal and financial advisors negotiated the terms of the Merger Agreement. During that period, a number of drafts of the Merger Agreement and related documentation were negotiated and exchanged between the parties. During this time period, Xerox also commenced negotiations of retention and employment offer letters with certain key senior executives of the Company.

On March 28, 2007, a special meeting of the Company Board was convened to discuss the status of the transaction. All of the Company’s directors attended the meeting, with seven directors attending in person and two by telephone. An update of developments was presented to the Company Board by Mr. Johnson and the Company’s legal and financial advisors, and Goodwin Procter walked the Company Board through the current draft of the Merger Agreement and discussed a variety of aspects of the negotiations over terms and the status of open issues. Morgan Stanley and Wachovia Securities reviewed and discussed their updated preliminary financial analyses with the Company Board, which were based on the recently finalized projections and which were substantially similar to the analyses previously discussed with the Company Board at the Company Board meeting on March 14, 2007. The Company’s financial advisors responded to numerous questions from members of the Company Board regarding their financial analyses of the Company and the proposed offer and merger. There were extensive discussions regarding other strategic alternatives and the possibility of other industry participants or financial buyers being interested in acquiring the Company at a price at or exceeding that offered by Xerox. The Company Board instructed its legal team to continue to negotiate the Merger Agreement, and the Company Board agreed to meet again telephonically, along with its advisors, on March 31, 2007.

Over the next three days, the parties continued to negotiate the terms of the definitive Merger Agreement and related documents, and Xerox and the Company’s senior management, who were represented by separate counsel for these purposes, engaged in discussions with Xerox and its legal counsel concerning the retention and employment arrangements to be put in place at closing of the proposed transactions prior to the signing of the Merger Agreement. During this timeframe, the Compensation Committee of the Company Board and the Company’s independent directors also met several times to consider and approve compensation-related matters and discuss the proposed business combination.

On March 31, 2007, two special telephonic meetings of the Board of Directors of the Company were convened to discuss the proposed terms of the transaction. All members of the Company Board attended each call. Also attending these calls were representatives of the Company’s financial advisors and Goodwin Procter. The first telephonic meeting was also attended by a representative of Morris, Nichols, Arsht & Turnbull LLP, the Company’s special Delaware counsel. Morgan Stanley and Wachovia Securities rendered their respective oral opinions (which were subsequently confirmed in writing) to the Board of Directors of the Company to the effect that, as of such date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered in connection with the preparation of their respective opinions (i) in the case of Morgan Stanley, the consideration to be received by the holders of Company common stock pursuant to the merger agreement was fair to such holders from a financial point of view and

(ii) in the case Wachovia Securities, the consideration to be received by the holders of Company common stock other than Xerox and its affiliates pursuant to the offer and transaction was fair to such holders from a financial point of view.

The Company Board engaged in a thorough review with counsel on the key provisions of the Merger Agreement. The Company Board meeting was then ended to allow certain Board members to be able to review all of the presentation materials, including the final form of Merger Agreement, and it was agreed that another Company Board call would be convened later in the afternoon. A second telephonic Company Board call was then held several hours later and again, all of the directors were present on the call, as were representatives of the Company’s counsel and financial advisors. After discussion, the Company Board agreed to approve the proposed Merger Agreement, Offer and Merger. Following the approval of the transaction by the Xerox Board on April 1, 2007, the Merger Agreement and other transaction-related documents were signed and their execution was announced on April 2, 2007.

Reasons for the Recommendation of the Company Board.

In reaching its recommendation described in Section (a) of this Item 4 regarding the Offer, the Merger and the Merger Agreement, the Company’s Board of Directors considered a number of factors including the following:

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The Company Operating and Financial Condition; Prospects of the Company. The Company Board considered the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those objectives, and the current and expected conditions in the industry in which the Company’s business operates. In that regard, the Company Board considered market trends that indicate that certain equipment manufacturers which supply equipment for sale to the Company’s customers may continue to transition to a direct sales and service relationship with such customers.

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Strategic Alternatives. The Company Board considered trends in the industry in which the Company’s business operates and the strategic alternatives available to the Company, including remaining an independent public company, acquisitions of or mergers with other companies in the industry, leveraged recapitalizations and leveraged buyouts by financial sponsors or private equity firms, as well as the risks and uncertainties associated with such alternatives.

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Transaction Financial Terms; Premium to Market Price. The Company Board considered the relationship of the Offer Price and the Merger Consideration to the historical market prices of the Shares. The Offer Price and Merger Consideration of $29.00 per Share to be paid in the Offer and the Merger, respectively, represents (a) a premium of 48.7% over $19.50, the closing price of the Company Common Stock on the Nasdaq Global Select Market on March 30, 2007, the last trading day prior to the execution of the Merger Agreement, (b) a premium of 22.4% over $23.69, the high share price over the trailing 52-week period, and (c) a premium of 60.9% over $18.02, the low share price over the trailing 52-week period.

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Timing of Completion. The Company Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement and the structure of the transaction as a cash tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration in a relatively short timeframe, followed by the Merger in which stockholders would receive the same consideration as received by stockholders who tender their Shares in the Offer. The Company Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

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Cash Consideration; Certainty of Value. The Company Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of the value of such cash consideration compared to stock or other consideration.

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Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the limited conditions in the Merger Agreement to the obligations of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer, including that the consummation of the Offer and the Merger was not contingent on Xerox’s ability to secure financing commitments.

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Opinions of the Company’s Financial Advisors. The Company Board considered the financial analyses of Morgan Stanley and Wachovia Securities with respect to the Offer and the Merger and the oral opinions of Morgan Stanley and Wachovia Securities which were subsequently confirmed in writing by delivery of their written opinions, each dated as of March 31, 2007, copies of which are attached as Annex I and Annex II hereto and set forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered in connection with the preparation of their respective opinions. The opinions of Morgan Stanley and Wachovia Securities were directed to and for the information and use of the Company’s board of directors and addressed only (i) in the case of Morgan Stanley, the fairness from a financial point of view as of March 31, 2007, of the consideration to be received by the holders of Company common stock pursuant to the merger agreement and (ii) in the case Wachovia Securities, the fairness from a financial point of view as of March 31, 2007 of the consideration to be received by the holders of Company common stock other than Xerox and its affiliates pursuant to the transaction. The opinions do not address any other aspects or implications of the transaction and do not constitute a recommendation as to whether the holders of shares of Company common stock should tender their shares pursuant to the offer or how such holders should vote or act on any other matters relating to the offer or the merger. The Company Board was aware that Morgan Stanley and Wachovia Securities became entitled to certain fees described in Item 5 upon the rendering of their opinions and would become entitled to additional fees upon the consummation of the Offer.

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Ability to Respond to Unsolicited Takeover Proposals and Terminate the Merger Agreement to Accept a Superior Proposal. The Company Board considered the provisions in the Merger Agreement that provide for the ability of the Company, subject to the terms and conditions of the Merger Agreement, to provide information to and engage in negotiations with third parties that make an unsolicited proposal, and, subject to payment of a termination fee and the other conditions set forth in the Merger Agreement, to enter into a transaction with a party that makes a superior proposal. In this regard, the Company Board considered that the Merger Agreement provided for an extended tender offer period of 25 business days, which would allow additional time for a third party to make a competing proposal to acquire the Company.

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Termination Fee Provisions. The Company Board considered the termination fee provisions of the Merger Agreement and determined that they likely would not be a significant deterrent to competing offers. The Company Board considered that the termination fee of $34,380,000 was equal to 2.25% of the Company’s equity value, which the Company Board believed to be at the low end of the range of termination fees payable in comparable transactions.

The Company Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and Merger, including the following:

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Alternative Proposals. The Company Board considered the fact that the Company had not solicited bids from other potential buyers or conducted a market check or auction process, and considered the risks to the business of such a broader process.

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Business Disruption. The Company Board considered the likelihood that, following announcement of the proposed merger transaction, the business of the Company could be disrupted by a confluence of factors, including the possibility that: (i) competing dealers, including the direct dealerships of the manufacturers of the products the Company sells, might try to solicit sales and service business from the Company’s customers by suggesting to such customers that the Company will no longer be in a position to provide or be able to service such products because of the Company’s shift to the Xerox product line; (ii) although in many cases the Company may have contractual rights to maintain such product access, the manufacturers of the products historically sold by the Company may restrict or no longer provide the Company with access to such products; and (iii) rather than obtaining spare parts for its service business directly from the equipment manufacturers, if those manufacturers restrict or no longer provide such parts at competitive prices, the Company may have to turn to alternative channels to source such parts.

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Termination Fee. The Company Board considered the restrictions that the Merger Agreement impose on the Company’s ability to solicit competing bids, and the insistence of Xerox as a condition to entering into the Merger Agreement that the Company would be obligated to pay a $34,380,000 termination fee under certain circumstances (including the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions).

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Failure to Close. The Company Board considered that the conditions to Xerox’s and the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer and to consummate the Merger were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company’s control. The Company Board considered the fact that, if the Offer and Merger are not consummated, the business of the Company may have suffered disruption due to the vendor/supplier reactions described above under “Business Disruption,” the Company’s directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and the Company will have incurred significant transaction costs attempting to consummate the transaction. The Company Board also considered the fact that, if the Offer and Merger are not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of customers, vendors, business partners and employees and that the trading price of the Shares could be adversely affected.

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Pre-Closing Covenants. The Company Board considered that, under the terms of the Merger Agreement, the Company would agree to carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company would not take a number of actions related to the conduct of its business without the prior written consent of Xerox. The Company Board further considered that these terms may limit the ability of the Company to pursue business opportunities that it would otherwise pursue.

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Cash Consideration. The Company Board considered the fact that, subsequent to completion of the Merger, the Company would no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent the Company stockholders from being able to participate in any value creation that the Surviving Corporation could generate going forward, as well as any future appreciation in value of the Surviving Corporation.

•	Tax Treatment. The Company Board considered the fact that gains from this transaction would be taxable to the Company stockholders for U.S. federal income tax purposes.

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Potential Conflicts of Interest. The Company Board was aware of the potential conflicts of interest between the Company, on the one hand, and certain of the Company’s executive officers and directors, on the other hand, as a result of the transactions contemplated by the Offer and the Merger as described above in Item 3.

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company stockholders outweigh the risks of the Offer and the Merger and provide the maximum value to shareholders. In analyzing the Offer and the Merger, the Company’s Board and management were assisted and advised by the Company’s financial advisors and legal counsel.

The foregoing discussion of information and factors considered by the Company Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his own personal business judgment to the process and may have given different weight to different factors.

(c)	Intent to Tender.

To the knowledge of the Company after reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

The Company retained Morgan Stanley and Wachovia Securities as its financial advisors in connection with, among other things, the Offer and the Merger (together, the “Transaction”). Pursuant to an engagement letter dated March 13, 2007, the Company became obligated to pay Morgan Stanley a fee of $1 million upon the delivery of Morgan Stanley’s financial opinion attached as Annex I hereto and will become obligated to pay Morgan Stanley an additional fee upon the closing of the offer of 0.40% of the equity value of the Transaction (calculated by multiplying the per share consideration to be paid in the Offer and the Merger by the total number of shares of Company Common Stock that would be outstanding upon exercise of any in-the-money options, warrants or similar securities exercisable, convertible or exchangeable for shares of Company Common Stock), which the Company currently estimates to be approximately $6.1 million. Pursuant to an engagement letter dated March 13, 2007, the Company became obligated to pay Wachovia Securities a fee of $1 million upon the delivery of Wachovia Securities’ financial opinion attached as Annex II hereto and will become obligated to pay Wachovia Securities an additional fee upon the closing of the offer of 0.40% of the equity value of the Transaction, which the Company currently estimates to be approximately $6.1 million. In addition, the Company has agreed to reimburse Morgan Stanley’s and Wachovia Securities’ expenses and to indemnify them and certain related parties against certain liabilities arising out of their engagement, including liabilities under the federal securities laws.

Morgan Stanley is a full service securities firm engaged in securities trading, investment management and brokerage activities, as well as providing investment banking, financing, and financial advisory services. In the ordinary course of Morgan Stanley’s trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own account or the accounts of customers, in debt or equity securities or senior loans of the Company, Xerox, or any other company, currency or commodity that may be involved in this transaction.

Wachovia Securities is an investment banking subsidiary and affiliate of Wachovia Corporation. Wachovia Securities and its affiliates provide a full range of investment and commercial banking advice and services, including financial advisory services, securities underwritings and placements, securities sales and trading, brokerage advice and services, and commercial loans. In the past Wachovia Securities has provided investment and commercial banking advice and services to the Company and its affiliates for which Wachovia Securities has received compensation. In the ordinary course of business, Wachovia Securities may trade in the securities and other financial instruments (including bank loans) of the Company, Xerox and/or certain of their affiliates for Wachovia Securities own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities and financial instruments.

The opinions of Morgan Stanley and Wachovia Securities are attached as Annex I and Annex II hereto, respectively, and set forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered in connection with the preparation of their respective opinions. The Company encourages holders of Company Common Stock to read the opinions carefully. The opinions do not address any other aspects or implications of the Transaction and do not constitute a recommendation as to whether the holders of Shares of Company Common Stock should tender their Shares pursuant to the Offer or how such holders should vote or act on any other matters relating to the Offer or the Merger. The Company selected Morgan Stanley and Wachovia Securities to act as its financial advisors in connection with the proposed Transaction based on the firms’ qualifications, experience, reputations and knowledge of the business affairs of the Company and the industry in which it participates.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

Other than the grant of stock options and Shares of restricted stock by the Company on April 2, 2007 to its directors and executive officers as described herein under Item 3 and otherwise in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, any of the Company’s directors, executive officers or affiliates of the Company, except for the following:

Identity of Person	Date of Transaction	Number of Shares	Price per Share	Nature of Transaction
Mark Harris	3/30/2007	12,000	$9.495	Exercise of Options
Mark Harris	3/30/2007	6,000	$12.485	Exercise of Options
Mark Harris	3/30/2007	4,000	$13.39	Exercise of Options
Mark Harris	3/30/2007	800	$17.73	Exercise of Options
Lazane Smith	3/30/2007	16,000	$9.295	Exercise of Options
Lazane Smith	3/30/2007	4,000	$12.485	Exercise of Options

Also, pursuant to the Company’s stock repurchase program, the Company repurchased 85,800 shares for $19.29 per share on February 5, 2007 and 85,800 shares for $19.60 per share on February 6, 2007.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8. Additional Information.

(a)	Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under DGCL Section 262, will be entitled to receive appraisal rights for the “fair value” of their shares as determined by the Delaware Court of Chancery. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of DGCL Section 262, particularly the procedural steps required to perfect such rights.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262. Within 10 days after the closing of the Merger, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262. FAILURE TO FOLLOW THE STEPS REQUIRED BY DGCL SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. The foregoing summary of appraisal rights under DGCL is not complete and is qualified in its entirety by reference to DGCL Section 262 and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

(b)	Anti-takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company’s Board of Directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

(c)	Regulatory Approvals.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and asks the filing person voluntarily to withdraw and refile to allow a second 15-day waiting period, or issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Xerox or the Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings under the HSR Act that would be required for Xerox’s or Purchaser’s acquisition or ownership of the Shares.

(d)	Vote Required to Approve the Merger.

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger. In the event the minimum tender condition required to be met under the Merger Agreement has been satisfied, after the purchase of the Shares by Purchaser pursuant to the Offer, Purchaser will own a majority of the outstanding Shares and be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

(e)	Top-Up Option.

Pursuant to the terms of the Merger Agreement, the Company granted the Purchaser an irrevocable option, exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Offer Price, newly issued Shares of the Company’s common stock in an amount up to the lowest number of Shares that, when added to the number of Shares that is then directly or indirectly owned by Xerox or the Purchaser, constitutes one Share more than 90% of the Shares after the issuance of the new Shares sold to the Purchaser (determined on a fully diluted basis on the date of determination), provided that this option shall not be exercisable for a number of Shares in excess of the Shares authorized and unissued at the time of the exercise of the option. This option is exercisable only once (i) at any time following the Acceptance Date and prior to the earlier to occur of (a) the Effective Time and (b) the termination of the Merger Agreement in accordance with its terms, and (ii) at such time as Xerox and the Purchaser, directly or indirectly, own at least 85% of the Shares. The purchase price owed by the Purchaser to the Company for the newly issued Shares shall be paid to the Company (i) in cash, by wire transfer or cashier’s check or (ii) by issuance by the Purchaser to the Company of a promissory note on terms reasonably satisfactory to the Company. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(f)	Section 14(f) Information Statement.

The Merger Agreement provides that, following the acceptance for payment of, and the payment by Purchaser for, Shares representing at least a majority of the outstanding Shares pursuant to the Offer, Xerox will be entitled to designate that number of directors of the Company’s Board as will give Xerox and the Purchaser, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, pro rata representation on the Company Board (based on the ratio of (i) the number of Shares that are so accepted for payment and paid for pursuant to the Offer plus the number of Shares owned by Parent, the Purchaser or any other subsidiary of Xerox to (ii) the total number of Shares outstanding). The Company is obligated pursuant to the Merger Agreement to promptly take all action necessary to effect any such election or appointment, including (1) increasing the size of the Company Board and (2) obtaining the resignation of such number of its current directors as is, in each case, necessary to enable such designees to be so elected or appointed to the Company Board in compliance with applicable law. Notwithstanding anything to the contrary, prior to the Effective Time, the Company Board shall always have at least two members who are not officers, directors, employees or designees of the Purchaser or any of its affiliates (“Purchaser Insiders”). If the number of directors who are not Purchaser Insiders is reduced below two prior to the Effective Time, the remaining director who is not a Purchaser Insider shall be entitled to designate a person to fill such vacancy who is not a Purchaser Insider and who shall be a director not deemed to be a Purchaser Insider for all purposes of the Merger Agreement. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Company intends to furnish separately to its stockholders an Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder within the time period required by such Rule. The Information Statement will be furnished in connection with the possible election of persons designated by Xerox, pursuant to the Merger Agreement, to a majority of the seats on the Company’s Board of Directors, other than at a meeting of the Company’s stockholders.

(g)	Certain Projections.

The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year, and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with the due diligence review of the Company by Xerox, the Company provided to Xerox non-public internal financial forecasts regarding its anticipated future operations for the fiscal years 2007 through 2012. A summary of these internal financial forecasts is set forth below.

The internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The financial projections do not comply with generally accepted accounting principles. The summary of these internal financial forecasts is not being included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender his or her Shares in the Offer, but because these internal financial forecasts were made available by the Company to Xerox.

These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, the failure to develop competitive products; factors affecting pricing; fluctuations in demand; reductions in customer budgets; the failure to retain key management and technical personnel of the Company; adverse reactions to the Offer by customers, suppliers and strategic partners and other risks described in the Company’s report on Form 10-K filed with the SEC for the fiscal year ended March 31, 2006. In addition, the internal financial forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of these internal financial forecasts in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Xerox or their respective affiliates, advisors or representatives considered or consider the internal financial forecasts to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of the Company, Xerox or their respective affiliates, advisors, officers, directors, partners or representatives can give any assurance that actual results will not differ from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the internal financial forecasts to reflect circumstances existing after the date such internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither of the Company, nor, to the knowledge of the Company, Xerox, intends to make publicly available any update or other revisions to these internal financial forecasts. None of the Company or its respective affiliates, advisors, officers, directors, partners or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. The Company has made no representation to Xerox, in the Merger Agreement or otherwise, concerning these internal financial forecasts.

Company Projected Financial Information

PROJECTED FINANCIAL INFORMATION

(in millions)

	Fiscal Year Ended March 31,
	2007	2008	2009	2010	2011	2012
Revenue(1)	$1,146	$1,240	$1,306	$1,381	$1,463	$1,549
EBITDA(1)	$150.1	$165.3	$177.4	$190.3	$204.7	$216.2

(1)	Assumes no acquisitions after March 31, 2007.

	Fiscal Year Ended March 31,
	2007	2008	2009	2010	2011	2012
Revenue(2)	$1,146	$1,271	$1,410	$1,559	$1,718	$1,884
EBITDA(2)	$150.1	$171.6	$194.2	$218.3	$243.5	$265.8

(2)	Assumes acquisitions consistent with historical levels.

Item 9 Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description
(a)(1)	Letter to Stockholders of the Company, dated April 4, 2007, from Thomas S. Johnson, Chairman and Chief Executive Officer of the Company (included as Annex III to this Schedule 14D-9).*

(a)(2)	Offer to Purchase, dated April 4, 2007 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Xerox and RG Acquisition I Corp. filed with the Securities and Exchange Commission on April 4, 2007).*

(a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Xerox and RG Acquisition I Corp. filed with the Securities and Exchange Commission on April 4, 2007).*

(a)(4)	Opinion of Morgan Stanley & Co. Incorporated, dated March 31, 2007 (included as Annex I to this Schedule 14D-9).*

(a)(5)	Opinion of Wachovia Capital Markets, LLC, dated March 31, 2007 (included as Annex II to this Schedule 14D-9).*

(a)(6)	Joint Press Release issued by the Company and Xerox, dated April 2, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2007).

(a)(7)	Summary Advertisement as published in The Wall Street Journal on April 4, 2007 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO of Xerox and RG Acquisition I Corp. filed with the Securities and Exchange Commission on April 4, 2007).*

(a)(8)	Press Release issued by Xerox on April 4, 2007 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO of Xerox and RG Acquisition I Corp. filed with the Securities and Exchange Commission on April 4, 2007).

(e)(1)	Agreement and Plan of Merger, dated April 1, 2007, by and among Xerox, RG Acquisition I Corp. and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2007).

(e)(2)	Form of Indemnification Agreement between the Company and each of its directors (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 (SEC File No. 333-48103), as amended, as filed with the Securities and Exchange Commission on May 8, 1998).

(e)(3)	Senior Executive Agreement, dated as of April 1, 2004, by and between the Company and Thomas S. Johnson (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K for the period ended March 31, 2004)

(e)(4)	Senior Executive Agreement, dated as of January 26, 2005, by and between the Company and Michael E. Shea, Jr. (incorporated by reference to Exhibit 10.21 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 28, 2005).

(e)(5)	Senior Executive Agreement, dated as of April 1, 2005, by and between the Company and Peter W. Shoemaker (incorporated by reference to Exhibit 10.22 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 4, 2005).

(e)(6)	Senior Executive Agreement, dated as of April 1, 2004, by and between the Company and Raymond Schilling (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the period ended March 31, 2004).

(e)(7)	Senior Executive Agreement, dated as of April 1, 2005, by and between the Company and Paul A. Schulman (incorporated by reference to Exhibit 10.23 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 4, 2005).

Exhibit No.	Description
(e)(8)	Senior Executive Agreement, dated as of April 1, 2005, by and between the Company and Daniel Robert Cooper (incorporated by reference to Exhibit 10.24 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 4, 2005).

(e)(9)	Senior Executive Agreement, dated as of February 17, 2004, by and between the Company and Lawrence Paine (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the period ended March 31, 2004).

(e)(10)	Senior Executive Agreement, dated as of August 1, 2004, by and between the Company and C. Michael Moore (incorporated by reference to Exhibit 10.20 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2004).

(e)(11)	Senior Executive Agreement, dated as of May 26, 2005, by and between the Company and Todd S. Johnson (incorporated by reference to Exhibit 10.30 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 1, 2005).

(e)(12)	Senior Executive Agreement, dated as of May 1, 2004, by and between the Company and Cecil A. McClary (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K for the period ended March 31, 2004).

(e)(13)	Senior Executive Agreement, dated as of December 1, 2006, by and between the Company and Craig Storts.+

(e)(14)	Senior Executive Agreement, dated as of February 1, 2007, by and between the Company and C. Michael Moore.+

(e)(15)	Senior Executive Agreement, dated as of April 1, 2007, by and between the Company and Lawrence Paine.+

(e)(16)	Senior Executive Agreement, dated as of April 1, 2007, by and between the Company and Cecil A. McClary.+

(e)(17)	Offer Letter and Retention Agreement, dated as of March 31, 2007, by and between Xerox and Thomas S. Johnson.+

(e)(18)	Offer Letter and Retention Agreement, dated as of March 31, 2007, by and between Xerox and Michael E. Shea, Jr.+

(e)(19)	Offer Letter and Retention Agreement, dated as of March 31, 2007, and amendment to Retention Agreement, dated as of April 2, 2007, by and between Xerox and Peter W. Shoemaker.+

(e)(20)	Offer Letter and Retention Agreement, dated as of March 31, 2007, by and between Xerox and Raymond Schilling.+

(e)(21)	Offer Letter and Retention Agreement, dated as of March 31, 2007, by and between Xerox and Paul A. Schulman.+

(e)(22)	Offer Letter and Retention Agreement, dated as of March 31, 2007, by and between Xerox and Daniel R. Cooper.+

(e)(23)	Offer Letter and Retention Agreement, dated as of March 31, 2007, by and between Xerox and Lawrence Paine.+

(e)(24)	Offer Letter and Retention Agreement, dated as of March 31, 2007, by and between Xerox and C. Michael Moore.+

(e)(25)	Mutual Nondisclosure Agreement, dated as of February 15, 2007, by and between the Company and Xerox.+

*	Included in copies mailed to stockholders of the Company.
+	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2007	GLOBAL IMAGING SYSTEMS, INC.

	By:	/S/ THOMAS S. JOHNSON
Thomas S. Johnson Chairman and Chief Executive Officer

Annex I

One Financial Place

440 South LaSalle Street

Chicago, IL 60605

March 31, 2007

Board of Directors

Global Imaging Systems, Inc.

3820 Northdale Boulevard, Suite 200A

Tampa, Florida 33624

Members of the Board:

We understand that Global Imaging Systems, Inc. (the “Company”), Xerox Corporation (the “Buyer”), and a subsidiary of the Buyer (the “Acquisition Sub”) propose to enter into an Agreement and Plan of Merger substantially in the form of the draft dated March 31, 2007 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $.01 per share (the “Company Common Stock”) of the Company for $29.00 per share net to the seller in cash, and (ii) the subsequent merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer and each outstanding share of Company Common Stock, other than shares held in treasury or held by the Buyer or the Acquisition Sub or as to which dissenters’ rights have been perfected, will be converted into the right to receive $29.00 per share in cash. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

i)	reviewed certain publicly available financial statements and other business and financial information of the Company;

ii)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

iii)	reviewed certain financial projections prepared by the management of the Company;

iv)	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

v)	reviewed the reported prices and trading activity for the Company Common Stock;

vi)	compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other comparable publicly-traded companies and their securities;

vii)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

viii)	participated in discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

ix)	reviewed the Merger Agreement and certain related documents; and

x)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have assumed that the Tender Offer and the

1

Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Tender Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Tender Offer and the Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to such matters. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving the Company, nor did we negotiate with any parties, other than the Buyer.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a portion of which is contingent on rendering this financial opinion and a substantial portion of which is contingent upon the closing of the Tender Offer. In the past, we and our affiliates have provided financial advisory and financing services for the Buyer and have received fees in connection with such services. Morgan Stanley may seek to provide investment banking services to the Buyer in the future and may receive fees for the rendering of these services. In the ordinary course of our trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of the Company or any other company or any currency or commodity that may be involved in this transaction.

It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to whether shareholders should tender their shares or how the shareholders of the Company should vote at any shareholders’ meeting held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:
Francis J. Oelerich III Managing Director

2

Annex II

Wachovia Capital Markets, LLC

301 South College Street

Charlotte, NC 28288-8905

WACHOVIA SECURITIES

March 31, 2007

The Board of Directors

Global Imaging Systems, Inc.

3820 Northdale Boulevard, Suite 200A

Tampa, FL 33624

Members of the Board:

You have asked Wachovia Capital Markets, LLC (“Wachovia Securities”) to advise you with respect to the fairness, from a financial point of view, to the holders of shares of common stock, par value $0.01 per share (“Company Common Stock”), of Global Imaging Systems, Inc. (the “Company”), other than Xerox Corporation (“Parent”) and its affiliates, of the Consideration (as defined below) to be received by such holders pursuant to the Transaction (as defined below). Upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among Parent, a wholly owned subsidiary of Parent (“Purchaser”), and the Company, Parent will cause Purchaser to promptly commence a tender offer (the “Offer”) to purchase all outstanding shares of Company Common Stock for $29.00 per share in cash (the “Offer Consideration”), and (ii) following consummation of the Offer, Purchaser will merge with the Company (the “Merger” and, taken together with the Offer, the “Transaction”) and each share of Company Common Stock that remains outstanding after consummation of the Offer will be converted into the right to receive $29.00 per share in cash (the “Merger Consideration” and, together with the Offer Consideration, as applicable, the “Consideration”).

In arriving at our opinion, we have, among other things:

•	Reviewed a draft of the Agreement, dated March 31, 2007;

•

Reviewed, and discussed with the management of the Company, certain business, financial and other information, including financial forecasts, regarding the Company that were furnished to us by the management of the Company;

•	Reviewed certain periodic reports and other publicly available information regarding the Company;

•	Reviewed the stock price and trading history of Company Common Stock;

•

Considered certain business, financial and other information regarding the Company and compared that information with corresponding information for certain other publicly traded companies that we deemed relevant;

•

Considered the proposed financial terms of the Transaction and compared them with the publicly available financial terms of certain other business combinations and other transactions that we deemed relevant;

•

Performed a discounted cash flow analysis based upon financial forecasts and other estimates provided by management of the Company, and other assumptions discussed with and confirmed as reasonable by the management of the Company;

•	Participated along with the Company’s other advisors in discussions and negotiations between the Company and Parent regarding the proposed Transaction; and

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Board of Directors

Global Imaging Systems, Inc.

March 31, 2007

•	Conducted such other financial studies, analyses and investigations, and considered such other information, as well as financial, economic and market criteria, as we deemed necessary or appropriate.

In connection with our review, we have assumed and relied upon the accuracy and completeness of the foregoing financial and other information, including all information, analyses and assumptions relating to accounting, legal and tax matters, and we have not assumed any responsibility for, nor independently verified such information. We have relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. We have relied upon financial forecasts regarding the Company that were furnished to us by the management of the Company and we have been advised and have assumed that such financial forecasts, as well as the estimates, judgments, and assumptions upon which such financial forecasts are based have been reasonably formulated and reflect the best currently available estimates, judgments, and assumptions of the management of the Company regarding the future financial performance of the Company. We assume no responsibility for, and express no view as to, any such financial forecasts or the estimates, judgments, or assumptions upon which they are based. In arriving at our opinion, we have not prepared or obtained any independent evaluations or appraisals of the assets or liabilities of the Company, including any contingent liabilities nor have we been provided with any such evaluations or appraisals.

In rendering our opinion, we have assumed that the final form of the Agreement, when signed by the parties thereto, will not differ from the draft reviewed by us in any respect material to our analyses, that the Transaction will be consummated on the terms set forth in the Agreement, without waiver of any terms or conditions material to our analyses, and that in the course of obtaining any legal, regulatory or third-party consents and/or approvals, no delays or restrictions will be imposed or other actions taken that will adversely effect the Transaction in any manner material to our analyses. Our opinion is necessarily based upon economic, market, financial and other conditions and information available to us as of the date hereof. Although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion only addresses the fairness from a financial point of view of the Consideration to be received by holders of Company Common Stock other than Parent and its affiliates pursuant to the Transaction and does not address any other terms or any aspects or implications of the Transaction or any other agreements, arrangements or understandings entered into in connection with the Transaction or otherwise. In addition, our opinion does not address the relative merits of the Transaction as compared with other business strategies or transactions that may be available to or may have been considered by the Company’s management, its Board of Directors or any committee thereof. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

Wachovia Securities is a trade name of Wachovia Capital Markets, LLC, an investment banking subsidiary and affiliate of Wachovia Corporation. We have been engaged to render certain financial advisory services to the Company in connection with the Transaction and will receive a fee for such advisory services, payable upon consummation of the Offer. We will also receive a fee upon delivery of this opinion. In addition, the Company has agreed to reimburse our expenses and to indemnify us and certain related parties against certain liabilities arising out of our engagement.

We and our affiliates provide a full range of investment and commercial banking advice and services, including financial advisory services, securities underwritings and placements, securities sales and trading, brokerage advice and services, and commercial loans. In the past we have provided investment and commercial banking advice and services to the Company and its affiliates for which we have received compensation. In that regard, Wachovia Securities and/or its affiliates have, among other things, served as bookrunner and administrative agent of the Company’s $350 million senior secured credit facility in April 2006, financial advisor

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Board of Directors

Global Imaging Systems, Inc.

March 31, 2007

to the Company in connection with its acquisition of Imagine Technology Group in May 2004, bookrunning manager in connection with the issuance of $57.5 million of convertible notes by the Company in May 2003, lead arranger of the Company’s $279 million senior credit facility in June 1999, lead manager in connection with the issuance of $100 million of senior subordinated notes by the Company in May 1999 and have provided brokerage and other services relating to the Company’s stock options and stock option plans to the Company and certain of its executives. In the future, we may provide investment and commercial banking advice and services to, and otherwise seek to expand or maintain our business and commercial relationships with the Company, Parent, and/or certain of their affiliates, for which we would expect to receive compensation. In the ordinary course of our business, we may trade in the securities and other financial instruments (including bank loans) of the Company, Parent and/or certain of their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities and financial instruments.

This opinion is for the information and use of the Board of Directors of the Company in connection with their consideration of the Transaction. Our opinion does not address the merits of the underlying decision by the Company to enter into the Agreement or any related transaction and does not and shall not be deemed to constitute a recommendation to any holder of Company Common Stock as to whether such holder should tender shares of Company Common Stock pursuant to the Offer or as to how such holder should vote or act on any matter relating to the Transaction.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above, and such other factors that we deem relevant, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Company Common Stock (other than Parent and its affiliates) pursuant to the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

WACHOVIA CAPITAL MARKETS, LLC

Wachovia Capital Markets, LLC

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Annex III

GLOBAL IMAGING SYSTEMS, INC.

3820 Northdale Boulevard, Suite 200A

Tampa, Florida 33624

April 4, 2007

Dear Stockholder:

We are pleased to inform you that on April 1, 2007 Global Imaging Systems, Inc. (the “Company”) entered into an Agreement and Plan of Merger with Xerox (“Xerox”), pursuant to which a wholly owned subsidiary of Xerox is today commencing a tender offer to purchase all of the outstanding shares of the Company’s common stock for $29.00 per share in cash, without interest. Unless subsequently extended, the tender offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, May 8, 2007. The tender offer is conditioned upon, among other things, the tender without withdrawal of shares of the Company common stock, which, when added to any shares of the Company common stock already owned by Xerox or any of its controlled subsidiaries, represents at least a majority of the total number of outstanding shares of the Company common stock and the receipt of regulatory approvals. The tender offer will be followed by a merger, in which each share of the Company’s common stock not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

Your Board of Directors has unanimously: (i) determined and declared that the Merger Agreement, the Offer and the Merger and the other transactions contemplated thereby are advisable, and in the best interests of the Company and its stockholders, (ii) approved the Offer and the Merger in accordance with the DGCL, (iii) approved the Merger Agreement and (iv) recommended that the Company’s stockholders accept the Offer, tender their shares of Company Common Stock into the Offer, and, if required by applicable law, adopt the Merger Agreement.

In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors that are described in the attached Schedule 14D-9 that accompanies this letters. Also accompanying this letter are the Xerox Offer to Purchase, dated April 4, 2007, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board’s conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

Sincerely,

Thomas S. Johnson
Chairman and Chief Executive Officer